MSIF Inc.- Global Franchise Portfolio

On January 25, 2007, a Special Meeting of Shareholders of the Global Franchise Portfolio ("Portfolio") was held in order to vote on a proposal to change the Portfolio from a diversified fund to a non-diversified fund.  The votes were as follows:

For    Against  Abstain  BNV*

3,566,586  27,417   39,879   0

* Broker "non-votes" are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority.